EXHIBIT 99.1

Cool Company Ltd. - Announcement of filing of Form 20-F Annual Report

April 21, 2023

Bermuda: Cool Company Ltd. (“CoolCo” or the “Company”) announces that it has filed its Form 20-F for the year ended December 31, 2022 with the Securities and Exchange Commission (SEC) in the U.S.

Form 20-F can be downloaded from the link below, is available on our website (www.coolcoltd.com) and shareholders may receive a hard copy free of charge upon request.

ABOUT COOLCO

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

Additional information about CoolCo can be found at www.coolcoltd.com.

For further information, please contact:

ir@coolcoltd.com

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Attachment

  CLCO 2022 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/2b1175d1-b96f-4d9b-9e02-55983a4cc0e2)